Exhibit 4(p)
SYNTHETIC BLOOD INTERNATIONAL, INC.

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT is made this 1st day of March, 2002 by and between Synthetic Blood International, Inc, a corporation formed under the laws of the State of New Jersey (the “Company”), and Andreas Camenzind, a citizen and resident of Zurich, Switzerland (the “Optionee”).

WITNESSETH:

WHEREAS, the Optionee has previously provided funding to the Company and is exerting best efforts to raise additional capital, and has provided investor relations services and

WHEREAS, in consideration of said funding and services, the Company has agreed to provide an option for the $0.01 par value common stock of the Company.

NOW THEREFORE, in consideration of the premises contained herein and in the Contract, it is agreed as follows:

(1)    Grant of Option.    Subject to the terms and conditions contained herein, the Company hereby grants the Optionee the right, privilege and option (the “Option”) to purchase Five Million (5,000,000) shares of the $0.01 par value common stock of the Company at a price of Twenty Eight cents ($0.28) per share.

(2)    Term of Option.    The term of the Option shall be for a period of One (1) year (the “Term”) subject to the terms and provisions hereof, and within the Term. The Option shall be fully vested when shareholders approve a recapitalization and may be exercised in whole or in part with respect to all or any portion of the shares to which it related.

(3)    Method of Exercise.    The Option shall be exercised by the transmittal of written notice thereof to the Company at its principal place of business. The notice shall include the Optionee’s designation of the number of shares to be purchased and Optionee’s check in payment of the purchase price. Upon receipt of such notice and negotiation of said check, the Company shall deliver to the Optionee a certificate representing the shares purchased, provided that if any law or regulation requires the Company to take any action with respect to the shares specified in such notice before the issuance thereof, the date of delivery of the shares shall be extended for the necessary period.

(4)    Termination of Option.    Except as otherwise provided herein, the Option shall terminate upon the expiration of one (1) year from the date of this Agreement.

(5)    Right Prior to Exercise of Option.    The Optionee shall have no rights as a stockholder with respect to the shares of stock subject to the Option until the exercise of his rights hereunder and the issuance and delivery to Optionee of a certificate or certificates evidencing such shares.

(6)    Applicable Laws.    The validity, construction, interpretation and enforceability of this Agreement and the capacity of the parties shall be determined and governed by the laws of the State of California.

(7)    Severability.    The provisions of this Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially unenforceable provision to the extent enforceable in any jurisdiction, shall nevertheless be binding and enforceable.

(8)    Waiver.    The waiver by the Company of a breach of any provision of this Agreement by Optionee shall not operate or be construed as a waiver of any subsequent breach by Optionee.

(9)    Binding Effect.    The provisions of this Agreement shall be binding upon the parties hereto, their successors and assigns, including, without limitation, the estate of the Optionee and the executors, administrators or trustees of such estate and any receiver, trustee in bankruptcy or representative of the creditors of the Optionee.

THIS STOCK OPTION AGREEMENT is hereby confirmed and executed as of this 1st day of March, 2002

SYNTHETIC BLOOD INTERNATIONAL, INC.

By:
Robert Nicora President